Half yearly/preliminary final report
--------------------------------------------------------------------------------
                                                                  Rules 4.1, 4.3

                         APPENDIX 4B (EQUITY ACCOUNTED)

                      HALF YEARLY/PRELIMINARY FINAL REPORT

Introduced 1/12/97.  Origin:  Appendices 3, 4.  Amended 1/7/98.

Name of entity
--------------------------------------------------------------------------------
OzEmail Limited
--------------------------------------------------------------------------------

ACN or ARBN              Half yearly    Preliminary    Half year/financial year
                         (tick)         final (tick)   ended ('current period')

--------------------     --------       --------       -------------------------
066 387 157                                            30 June 1998
--------------------     --------       --------       -------------------------

EQUITY ACCOUNTED RESULTS FOR ANNOUNCEMENT TO THE MARKET
Extracts from this report for announcement to the market (see note 1).                                   $A'000
------------------------------------------------------------------------------------------------------------------------------------

Sales (or equivalent operating) revenue (item 1.1)                                                       to                   49,224

Abnormal items after tax attributable to members (item 2.5)                                                                        -

+Operating profit (loss) after tax (before amortisation of                                               to                  (4,191)
goodwill) attributable to members (item 1.26)

+Operating profit (loss) after tax attributable to members                                               to                  (7,598)
(item 1.10)

Extraordinary items after tax attributable to members (item                                                                        -
1.13)

+Operating profit (loss) and extraordinary items after tax                                               to                  (7,598)
attributable to members (item 1.16)
------------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS (DISTRIBUTIONS)                                                       Amount per security      Franked amount per security
                                                                                                                   at 36% tax
------------------------------------------------------------------------------------------------------------------------------------
Final dividend (Preliminary final report only - item 15.4)
Interim dividend (Half yearly report only - item 15.6)                                     - (cent)                         - (cent)
------------------------------------------------------------------------------------------------------------------------------------
Previous corresponding period (Preliminary final report - item 15.5;
half yearly report - item 15.7)                                                            - (cent)                          -(cent)
------------------------------------------------------------------------------------------------------------------------------------
+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) (see item 15.2)                                                 N/A
------------------------------------------------------------------------------------------------------------------------------------
Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Directional and percentage changes to profit have not been included as this is the first time that the ecomonic entity has been required to prepared half yearly results.
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                           Current period - $A'000       Previous corresponding
                                                                                                              period - $A'000

1.1       Sales (or equivalent operating) revenue                               49,224                             -
                                                                           ====================================================

1.2       Share of associates' "net profit (loss) attributable to
          members" (equal to item 16.7)                                              -                             -

1.3       Other revenue                                                          1,313                             -

1.4       +OPERATING  PROFIT (LOSS) BEFORE ABNORMAL ITEMS
          AND TAX                                                               (7,699)                            -

1.5       Abnormal items before tax (detail in item 2.4)                             -                             -

1.6       +Operating profit (loss) before tax (items 1.4 + 1.5)                 (7,699)                            -

1.7       Less tax                                                                (101)                            -

1.8       +Operating profit (loss) after tax but before outside
          +equity interests                                                     (7,598)                            -

1.9       Less outside +equity interests                                             -                             -

1.10      +OPERATING PROFIT (LOSS) AFTER TAX ATTRIBUTABLE TO
          MEMBERS                                                               (7,598)                            -

1.11      Extraordinary items after tax (detail in item 2.6)                         -                             -

1.12      Less outside +equity interests                                             -                             -

1.13      Extraordinary items after tax attributable to
          members                                                                    -                             -

1.14      TOTAL +OPERATING PROFIT (LOSS) AND EXTRAORDINARY
          ITEMS AFTER TAX (items 1.8 + 1.11)                                    (7,598)                            -

1.15      +Operating profit (loss) and extraordinary items after
          tax attributable to outside +equity interests (items
          1.9 + 1.12)                                                                -                             -

1.16      +OPERATING PROFIT (LOSS) AND EXTRAORDINARY ITEMS
          AFTER TAX ATTRIBUTABLE TO MEMBERS (items 1.10 +
          1.13)                                                                 (7,598)                            -

1.17      Retained profits (accumulated losses) at beginning
          of financial period                                                      940                             -

1.18      If change in accounting policy as set out in clause 11 of
          AASB 1018 Profit and Loss Accounts, adjustments as
          required by that clause (include brief description)                        -                             -

1.19      Aggregate of amounts transferred from reserves                             -                             -

1.20      Total available for appropriation (carried forward)                   (6,658)                            -

CONSOLIDATED PROFIT AND LOSS ACCOUNT CONTINUED

1.20      Total available for appropriation (brought forward)                   (6,658)                            -

1.21      Dividends provided for or paid                                             -                             -

1.22      Aggregate of amounts transferred to reserves                               -                             -

1.23      RETAINED PROFITS (ACCUMULATED LOSSES) AT END OF
          FINANCIAL PERIOD                                                      (6,658)                            -
                                                                           ==================================================

PROFIT RESTATED TO EXCLUDE                                                 Current period                Previous corresponding
AMORTISATION OF GOODWILL                                                        $A'000                        period $A'000

1.24      +Operating profit (loss) after tax before outside
          equity interests (items 1.8) and amortisation of
          goodwill                                                              (7,598)                            -

1.25      Less (plus) outside +equity interests                                      -                             -

1.26      +Operating profit (loss) after tax (before
          amortisation of goodwill) attributable to
          members                                                               (4,191)                            -

INTANGIBLE, ABNORMAL                    Consolidated - current period
AND EXTRAORDINARY
ITEMS                                        Before tax     Related tax             Related         Amount (after tax)
                                               $A'000         $A'000            outside +equity      attributable to
                                                                                   interests             members
                                                                                     $A'000              $A'000

2.1  Amortisation of goodwill                  3,407             -                      -                 3,407

2.2  Amortisation of other
     intangibles                                   -             -                      -                     -

2.3  TOTAL AMORTISATION OF
     INTANGIBLES                               3,407             -                      -                 3,407

2.4  Abnormalitems                                 -             -                      -                     -

2.5  TOTAL ABNORMAL ITEMS                          -             -                      -                     -

2.6  Extraordinary items                           -             -                      -                     -

2.7  TOTAL EXTRAORDINARY ITEMS                     -             -                      -                     -

COMPARISON OF HALF YEAR PROFITS                                            Current year - $A'000         Previous year - $A'000
(Preliminary final report only)

3.1  Consolidated +operating profit (loss) after tax
     attributable to members reported for the 1st half
     year (item 1.10 in the half yearly report)                                      -                             -

3.2  Consolidated +operating profit (loss) after tax
     attributable to members for the 2nd half year                                   -                             -

CONSOLIDATED BALANCE SHEET                             At end of current   As shown in last    As in last half
(See note 5)                                             period $A'000       annual report      yearly report
                                                                                $A'000             $A'000
          CURRENT ASSETS

4.1       Cash                                              15,983              49,166                   -
4.2       Receivables                                       15,242              10,679                   -
4.3       Investments                                            -                   -                   -
4.4       Inventories                                           91                  43                   -
4.5       Other (provide details if material)                7,468               1,400                   -
                                                       -------------------------------------------------------
4.6       TOTAL CURRENT ASSETS                              38,784              61,288                   -
                                                       -------------------------------------------------------
          NON-CURRENT ASSETS
4.7       Receivables                                            -               4,256                   -
4.8       Investments in associates                              -                  24                   -
4.9       Other investments                                  1,535               2,559                   -
4.10      Inventories                                            -                   -                   -
4.11      Exploration and evaluation expenditure                 -                   -                   -
          capitalised (see para .71 of AASB 1022)
4.12      Development properties (+mining entities)              -                   -                   -
4.13      Other property, plant and equipment (net)         27,413              22,494                   -
4.14      Intangibles (net)                                 39,996              20,164                   -
4.15      Other (provide details if material)               10,257               1,415                   -
                                                       -------------------------------------------------------
4.16      TOTAL NON-CURRENT ASSETS                          79,201              50,912                   -
                                                       -------------------------------------------------------
4.17      TOTAL  ASSETS                                    117,985             112,200                   -
                                                       -------------------------------------------------------
          CURRENT  LIABILITIES
4.18      Accounts payable                                  21,228              26,664                   -
4.19      Borrowings                                         4,685               3,673                   -
4.20      Provisions                                         2,951              10,589                   -
4.21      Other (provide details if material)                4,407                   -
                                                       -------------------------------------------------------
4.22      TOTAL CURRENT LIABILITIES                         33,271              40,926                   -
                                                       -------------------------------------------------------
          NON-CURRENT  LIABILITIES
4.23      Accounts payable                                       -                   -                   -
4.24      Borrowings                                         2,689               4,145                   -
4.25      Provisions                                             -               1,106                   -
4.26      Other (provide details if material)                                        -                   -
                                                       -------------------------------------------------------
4.27      TOTAL NON-CURRENT LIABILITIES                      2,689               5,251                   -
                                                       -------------------------------------------------------
4.28      TOTAL LIABILITIES                                 35,960              46,177                   -
                                                       -------------------------------------------------------
4.29      NET ASSETS                                        82,025              66,023                   -

CONSOLIDATED BALANCE SHEET CONTINUED

          EQUITY

4.30     Capital                                               486                 444                   -
4.31     Reserves                                           88,197              64,639                   -
4.32     Retained profits (accumulated losses)              (6,658)                940                   -
                                                       -------------------------------------------------------
4.33     Equity attributable to  members of the
         parent entity                                      82,025              66,023                   -
4.34     Outside +equity interests in controlled
         entities                                                -                   -                   -
                                                       -------------------------------------------------------
4.35     TOTAL EQUITY                                       82,025              66,023                   -
                                                       -------------------------------------------------------
4.36     Preference capital and related premium
         included as part of 4.33                                -                   -                   -

Details of other current and non - current assets
-------------------------------------------------

Other current assets

Restricted cash*                                             3,720
Prepayments                                                  2,724
Call options                                                 1,024
                                                            ------
Total                                                        7,468
                                                            ------
Other non-current assets

Restricted cash*                                             4,585
Future income tax benefit                                    2,114
Purchase of rights in Southern Cross Cable                   3,558
                                                            ------
Total                                                       10,257
                                                            ------

Other current liabilities

Deferred consideration                                       4,407
                                                            ------

Comments

* As at June 30, 1998, the Company had A$3,720,000 and A$4,585,000 of cash held in current and non-current restricted term deposits, respectively, as a condition of various telecommunication related agreements. The term deposits classified as a non-current asset are denominated in US dollars totaling US$2,770,000 and will not be available for use by the Company for at least twelve months.


EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
To be completed only by entities with mining interests if amounts are material.
Include all expenditure incurred regardless of whether written off directly against profit.

                                                                           Current period                Previous corresponding
                                                                               $A'000                        period - $A'000

5.1       Opening balance                                                                      -                              -

5.2       Expenditure incurred during current period                                           -                              -

5.3       Expenditure written off during current period                                        -                              -

5.4       Acquisitions, disposals, revaluation                                                 -                              -
          increments, etc.

5.5       Expenditure transferred to Development                                               -                              -
          Properties

5.6       CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED                                         -                              -
          BALANCE SHEET (item 4.11)

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

                                                                           Current period $A'000         Previous corresponding
                                                                                                             period - $A'000

6.1       Opening balance                                                                      -                              -
6.2       Expenditure incurred during current period                                           -                              -
6.3       Expenditure transferred from exploration and
          evaluation                                                                           -                              -
6.4       Expenditure written off during current period                                        -                              -
6.5       Acquisitions, disposals, revaluation
          increments, etc.                                                                     -                              -
6.6       Expenditure transferred to mine properties                                           -                              -
6.7       CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED                                         -                              -
          BALANCE SHEET (item 4.12)

CONSOLIDATED STATEMENT OF CASH FLOWS
(See note 6)
                                                                           ----------------------------------------------------
                                                                           Current period $A'000         Previous corresponding
                                                                                                             period - $A'000
                                                                           ----------------------------------------------------
          ---------------------------------------------------------------------------------------------------------------------
          CASH FLOWS RELATED TO OPERATING ACTIVITIES

7.1       Receipts from customers                                                         43,665                              -
7.2       Payments to suppliers and employees                                            (50,651)                             -
7.3       Dividends received from associates                                                   -                              -
7.4       Other dividends received                                                             -                              -
7.5       Interest and other items of similar nature received                                783                              -
7.6       Interest and other costs of finance paid                                          (326)                             -
7.7       Income taxes paid                                                               (6,012)                             -
7.8       Other (provide details if material)                                                  -                              -
-------------------------------------------------------------------------------------------------------------------------------
7.9       NET  OPERATING  CASH  FLOWS                                                    (12,541)                             -
-------------------------------------------------------------------------------------------------------------------------------
          CASH  FLOWS  RELATED  TO  INVESTING  ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------------
7.10      Payment for purchases of property, plant and                                    (6,517)                             -
          equipment
-------------------------------------------------------------------------------------------------------------------------------
7.11      Proceeds from sale of property, plant and equipment                                 24                              -
-------------------------------------------------------------------------------------------------------------------------------
7.12      Payment for purchases of equity investments                                          -                              -
7.13      Proceeds from sale of equity investments                                             -                              -
7.14      Loans to other entities                                                              -                              -
7.15      Loans repaid by other entities                                                       -                              -
7.16      Other (provide details if material)                                             (9,186)                             -
-------------------------------------------------------------------------------------------------------------------------------
7.17      NET INVESTING CASH FLOWS                                                       (15,679)                             -
-------------------------------------------------------------------------------------------------------------------------------
          CASH FLOWS RELATED TO FINANCING  ACTIVITIES
7.18      Proceeds  from  issues of  +securities  (shares, options,
          etc.)                                                                            2,315                              -
7.19      Proceeds from borrowings                                                             -                              -
7.20      Repayment of borrowings                                                         (2,188)                             -
7.21      Dividends paid                                                                  (2,858)                             -
7.22      Other (provide details if material)                                             (2,220)                             -
-------------------------------------------------------------------------------------------------------------------------------
7.23      NET FINANCING CASH FLOWS                                                        (4,951)                             -
-------------------------------------------------------------------------------------------------------------------------------
7.24      NET INCREASE (DECREASE) IN CASH HELD                                           (33,171)                             -
7.25      Cash at beginning of period                                                     49,166                              -
          (see Reconciliation of cash)
7.26      Exchange rate adjustments to item 7.25.                                            (12)                             -
-------------------------------------------------------------------------------------------------------------------------------
          CASH AT END OF PERIOD
          (see Reconciliation of cash)                                                    15,983                              -
-------------------------------------------------------------------------------------------------------------------------------

Other investing activities

Cash placed on restricted term deposits                (6,085)
Purchase of trade name                                    (76)
Purchase of rights to Southern Cross Cable             (3,559)
Cash acquired on acquisition of Interline                 534
                                                          ---
Total                                                  (9,186)
                                                        -----

Other financing activities

Cash placed on restricted term deposits                (2,220)
                                                        -----

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

--------------------------------------------------------------------------------

In April 1998, OzEmail bought out Metro Holdings' AG ("Metro") equity interest in OzEmail Interline, thereby increasing its equity interest to 88%. The consideration for the transaction was $17,322,000 and included the issue of 5,400,000 Ordinary Shares with a market value per Ordinary Share of US$2.2125, valued at A$18,520,000; and the loan forgiveness by Metro of A$2,043,000 owed by OzEmail Interline. At the same time, OzEmail and Metro agreed to terminate the Metro exclusive license agreement for no consideration. Neither of these transactions had a cash impact.

On March 31, 1998, the Company acquired the Internet access business assets and liabilities from Camtech SA Pty Limited ("Camtech"), situated in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the twelve months from March 31, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares valued at approximately A$2,777,000 at US$16.525 per ADS (1 ADS representing 10 Ordinary Shares).

--------------------------------------------------------------------------------

RECONCILIATION OF CASH
                                                                           -----------------------------------------------------
Reconciliation of cash at the end of the period (as shown in               Current period                Previous
the consolidated statement of cash flows) to the related                   $A'000                        Corresponding
items in the accounts is as follows.                                                                     period - $A'000
                                                                           -----------------------------------------------------

8.1       Cash on hand and at bank                                                         15,983                              -

8.2       Deposits at call                                                 -

8.3       Bank overdraft                                                   -
                                                                           -----------------------------------------------------
8.4       Other (provide details)                                          -
                                                                           -----------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
8.5       TOTAL CASH AT END OF PERIOD (item 7.26)                                          15,983                              -
--------------------------------------------------------------------------------------------------------------------------------

RATIOS                                                                     -----------------------------------------------------
                                                                           Current period                Previous corresponding
                                                                                                         Period
                                                                           -----------------------------------------------------

          PROFIT BEFORE ABNORMALS AND TAX / SALES                          (15.64)                       -
9.1       Consolidated +operating profit (loss) before
          abnormal items and tax (item 1.4) as a
          percentage of sales revenue (item 1.1)
--------------------------------------------------------------------------------------------------------------------------------
          PROFIT AFTER TAX / +EQUITY INTERESTS                              (9.26)                       -
9.2       Consolidated +operating profit (loss) after tax
          attributable to members (item 1.10) as a percentage
          of equity (similarly attributable) at the
          end of the period (item 4.33)

--------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SECURITY (EPS)                                                Current period                Previous corresponding
                                                                                                         period
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
10.1      Calculation of the following in accordance with
          AASB 1027:  Earnings per Share
          (a)  Basic EPS                                                   (0.064)                       -

          (b)  Diluted EPS (if materially different from (a))              (0.064)                       -

          (c)  Weighted average number of ordinary
               shares outstanding during the period used in
               the calculation of the Basic EPS                            118,458,508                   -
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
NTA BACKING                                                                Current period                Previous corresponding
(see note 7)                                                                                             period
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
11.1      Net tangible asset backing per +ordinary security                .32                           -
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES
                                                                           -----------------------------------------------------
                                                                           Current period                Previous corresponding
                                                                           $A'000                        period - $A'000
                                                                           -----------------------------------------------------
          ----------------------------------------------------------------------------------------------------------------------

12.1      Interest revenue included in determining item 1.4                783                           -
                                                                           -----------------------------------------------------
                                                                           -----------------------------------------------------
12.2      Interest revenue included in item 12.1 but not yet
          received (if material)                                           -                             -
                                                                           -----------------------------------------------------
12.3      Interest expense included in item 1.4 (include all
          forms of interest, lease finance charges, etc.)                  326                           -
                                                                           -----------------------------------------------------
12.4      Interest costs excluded from item 12.3 and
          capitalised in asset values (if material)                        -                             -
                                                                           -----------------------------------------------------
12.5      Outlays (except those arising from the +acquisition
          of an existing business) capitalised in intangibles (if
          material)                                                        -                             -
--------------------------------------------------------------------------------------------------------------------------------
12.6      Depreciation and amortisation (excluding                         6,655                         -
          amortisation of intangibles)
--------------------------------------------------------------------------------------------------------------------------------

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT
(See note 8)

                                                       -------------------------------------------------------------------------
13.1      Name of entity (or group of entities)        OzEmail Interline Pty Limited
                                                       -------------------------------------------------------------------------

                                                                                     -------------------------------------------
13.2      Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current
          period on which control was +acquired                                      $(2,174)
                                                                                     -------------------------------------------
13.3      Date from which such profit has been calculated                            April 1998
                                                                                     -------------------------------------------
13.4      +Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous
          corresponding period                                                       -
                                                                                     -------------------------------------------

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT
(See note 8)

                                                       -------------------------------------------------------------------------
14.1      Name of entity (or group of entities)        N/A
                                                       -------------------------------------------------------------------------
                                                                                     -------------------------------------------
14.2      Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the
          date of loss of control                                                    $-
                                                                                     -------------------------------------------
14.3      Date to which the profit (loss) in item 14.2 has been calculated

                                                                                     -------------------------------------------
14.4      Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the
          whole of the previous corresponding period                                 $-
                                                                                     -------------------------------------------
14.5      Contribution to consolidated +operating profit (loss) and
          extraordinary items from sale of interest leading to loss of control       $-
                                                                                     -------------------------------------------

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

SEGMENTS

The group operates predominantly in Australasia and predominantly in the Internet service industry.

DIVIDENDS (IN THE CASE OF A TRUST, DISTRIBUTIONS)

                                                                                     -------------------------------------------
15.1      Date the dividend (distribution) is payable                                -
                                                                                     -------------------------------------------
                                                                                     -------------------------------------------
15.2      +Record date to determine entitlements to the dividend (distribution)
          (ie, on the basis of  registrable transfers received up to 5.00 pm if
          paper based,  or by "End of Day" if a proper +SCH transfer)                -
                                                                                     -------------------------------------------
                                                                                     -------------------------------------------
15.3      If it is a final dividend, has it been declared?                           -
          (Preliminary final report only)
                                                                                     -------------------------------------------

AMOUNT PER SECURITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     Amount per security     Franked amount per
                                                                                                             security at 36% tax
--------------------------------------------------------------------------------------------------------------------------------
          (Preliminary final report only)
15.4      FINAL DIVIDEND:          Current year                                                  -(cent)                 -(cent)

15.5                               Previous year                                                 -(cent)                 -(cent)
--------------------------------------------------------------------------------------------------------------------------------
          (Half yearly and preliminary final reports)
15.6      INTERIM DIVIDEND:        Current year                                                  -(cent)                 -(cent)
--------------------------------------------------------------------------------------------------------------------------------
15.7                               Previous year                                                 -(cent)                 -(cent)
--------------------------------------------------------------------------------------------------------------------------------

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)
                                                                           -----------------------------------------------------
                                                                           Current year                  Previous year
                                                                           -----------------------------------------------------
15.8      +Ordinary securities                                                                   -(cent)                 -(cent)
                                                                           -----------------------------------------------------
15.9      Preference +securities                                                                 -(cent)                 -(cent)
                                                                           -----------------------------------------------------

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

                                                                           -----------------------------------------------------
                                                                           Current period                Previous corresponding
                                                                           $A'000                        Period - $A'000
                                                                           -----------------------------------------------------
15.10     +Ordinary securities                                             -                             -
                                                                           -----------------------------------------------------
15.11     Preference +securities                                           -                             -
                                                                           -----------------------------------------------------
15.12     TOTAL                                                            -                             -
                                                                           -----------------------------------------------------
The +dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------
                                                                           -----------------------------------------------------
The last date(s) for receipt of election notices for the +dividend or
distribution plans                                                         -
                                                                           -----------------------------------------------------
Any other disclosures in relation to dividends (distributions)
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES
                                                                           -----------------------------------------------------
                                                                           Current period                Previous corresponding
          ENTITY'S SHARE OF ASSOCIATES'                                    $A'000                        period
                                                                                                         - $A'000
                                                                           -----------------------------------------------------
          ----------------------------------------------------------------------------------------------------------------------
16.1      Operating profit (loss) before income tax                        (2,703)                       -

16.2      Income tax expense                                               -                             -
                                                                           -----------------------------------------------------
16.3      Operating profit (loss) after income tax                         (2,703)                       -

16.4      Extraordinary items net of tax                                   -                             -
                                                                           -----------------------------------------------------
16.5      Net profit (loss)                                                (2,703)                       -
                                                                           -----------------------------------------------------
16.6      Outside equity interests                                         (1,406)                       -
--------------------------------------------------------------------------------------------------------------------------------
16.7      Net profit (loss) attributable to members                        (1,297)                       -
--------------------------------------------------------------------------------------------------------------------------------

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

                              --------------------------------------------------------------------------------------------------
NAME OF ENTITY                Percentage of ownership interest                      Contribution to +operating profit (loss) and
                              held at end of period or date of                      extraordinary items after tax (item 1.14)
                              disposal
                              --------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
17.1      EQUITY ACCOUNTED    Current                  Previous                     Current period -          Previous
          ASSOCIATES          Period                   corresponding                $A'000                    corresponding
                                                       period                                                 period-$A'000
                              --------------------------------------------------------------------------------------------------
OzEmail Interline Pty         48% to April             -                            (1,297)                   -
Limited to April 1998         1998
(An additional interest
was acquired in April
1998 and the results
consolidated from that
date.)
--------------------------------------------------------------------------------------------------------------------------------
17.2      Total               -                        -                            (1,297)                   -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
17.3      OTHER MATERIAL
          INTERESTS
--------------------------------------------------------------------------------------------------------------------------------
N/A                           -                   -                                 -                         -
--------------------------------------------------------------------------------------------------------------------------------
17.4      Total               -                   -                                 -                         -
--------------------------------------------------------------------------------------------------------------------------------

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.
                              --------------------------------------------------------------------------------------------------
                                                                                                         Paid-up
CATEGORY OF +SECURITIES                      Number issued       Number quoted       Par value           value
                                                                                     (cents)             (cents)
          ----------------------------------------------------------------------------------------------------------------------
18.1      PREFERENCE +SECURITIES             -                   -                   -                   -
          (description)
                                             -----------------------------------------------------------------------------------
18.2      Issued during current period       -                   -                   -                   -
--------------------------------------------------------------------------------------------------------------------------------
18.3      +ORDINARY SECURITIES
                                             -----------------------------------------------------------------------------------
18.4      Issued during current period       10,448,240          10,448,240          .004                -
--------------------------------------------------------------------------------------------------------------------------------

18.5      +CONVERTIBLE DEBT SECURITIES
          (description and conversion
           factor)                           -                   -                   -                   -
                                             -----------------------------------------------------------------------------------
18.6      Issued during current period       -                   -                   -                   -
                                                                                     -------------- -------------
--------------------------------------------------------------------------------------------------------------------------------
18.7      OPTIONS (description and                                                   Exercise            Expiry
          conversion factor)                                                         Price               Date
                                                                                                         (if any)
                                             -----------------------------------------------------------------------------------
18.8      Issued during current period       1,080,000           1,080,000           1.20                1/1/2003
                                               500,000             500,000           2.52                17/6/2003
                                             -----------------------------------------------------------------------------------
18.9      Exercised during current period    3,333,000           3,333,000           0.33                31/7/2000
                                               492,000             492,000           1.40 USD            31/7/2000
                                               120,000             120,000           0.75 USD            30/11/2001
                                             -----------------------------------------------------------------------------------
18.10     Expired during current period      -                   -                   -                   -
--------------------------------------------------------------------------------------------------------------------------------
18.11     DEBENTURES (totals only)           -                   -                   -                   -
--------------------------------------------------------------------------------------------------------------------------------
18.12     UNSECURED NOTES (totals only)      -                   -                   -                   -
--------------------------------------------------------------------------------------------------------------------------------

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.


BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]


Material factors affecting the revenues and expenses of the economic entity for the current period
--------------------------------------------------------------------------------
          In April 1998, OzEmail bought out Metro Holdings' AG ("Metro") equity interest in OzEmail Interline, thereby increasing its equity interest to 88%. The consideration for the transaction was $17,322,000 and included the issue of 5,400,000 Ordinary Shares with a market value per Ordinary Share of US$2.2125, valued at A$18,520,000; and the loan forgiveness by Metro of A$2,043,000 owed by OzEmail Interline. At the same time, OzEmail and Metro agreed to terminate the Metro exclusive license agreement for no consideration. Goodwill recorded on acquisition of the additional interest was $18,791,000. Amortisation expense of $940,000 was recorded on the acquisition to 30 June 1998.
--------------------------------------------------------------------------------


A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)
--------------------------------------------------------------------------------
Nil.
--------------------------------------------------------------------------------


Franking credits available and prospects for paying fully or partly franked dividends for at least the next year
--------------------------------------------------------------------------------
As at June 30, 1998 the economic entity had $7,293,506 of available franking credits. The directors believe that there are little prospects for paying dividends for at least the next year.
--------------------------------------------------------------------------------


Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)
--------------------------------------------------------------------------------
Nil.
--------------------------------------------------------------------------------

ADDITIONAL DISCLOSURE FOR TRUSTS
                                                                           -----------------------------------------------------
19.1      Number of units held by the management                           -
          company or a related party of it                                 -----------------------------------------------------
                                                                           -----------------------------------------------------
19.2      A statement of the fees and commissions payable                  -
          to the management company.

          Identify:
          o    initial service charges
          o    management fees
          o    other fees                                                  -----------------------------------------------------


ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

                                                                           -----------------------------------------------------
Place
                                                                           -----------------------------------------------------
Date
                                                                           -----------------------------------------------------
Time
                                                                           -----------------------------------------------------

Approximate date the annual report will be available
                                                                           -----------------------------------------------------


COMPLIANCE STATEMENT

1    This report has been prepared under accounting policies
     which comply with accounting standards as defined in the
     Corporations Law or other standards acceptable to ASX
     (see note 13).
                                                                           -----------------------------------------------------
          Identify other standards used
                                                                           -----------------------------------------------------

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies. (Tick one)

          The financial statements           The financial statements have
          been been audited.                 been subject to review.

          The financial statements are       The financial statements have
          in the process of being            not yet been audited or
          audited or subject to review.      reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/. (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)

6    The entity has a formally constituted audit committee.


Sign here:     ....................................    Date:....................
               (Michael Hughes - Company Secretary)

Print name:    ....................................

NOTES

1. FOR ANNOUNCEMENT TO THE MARKET The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. TRUE AND FAIR VIEW If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   CONSOLIDATED PROFIT AND LOSS ACCOUNT

     Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in AASB 1004: Disclosure of Operating Revenue.

     Item 1.2 'Share of associates' "net profit (loss) attributable to members"' would form part of "other revenue" in AASB 1004 to the extent that a profit is to be reported. ASX has elected to require disclosure of a share of a loss in the same location for consistency of presentation.

     Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

     Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

4. INCOME TAX If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5.   CONSOLIDATED BALANCE SHEET

     FORMAT The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029 and AASB 1034. Banking institutions, trusts and financial institutions identified in an ASC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

     BASIS OF REVALUATION If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of paragraphs 9.1 - 9.4 of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of AASB 1029 and paragraph 11 of AASB 1030.

6. STATEMENT OF CASH FLOWS For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. NET TANGIBLE ASSET BACKING Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. GAIN AND LOSS OF CONTROL OVER ENTITIES The gain or loss must be disclosed if it has a material effect on the consolidated financial statements. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated +operating profit (loss) and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. ROUNDING OF FIGURES This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under an ASC Class Order dated 9 July 1997, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. COMPARATIVE FIGURES Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. COMPARATIVE FIGURES WHEN EQUITY ACCOUNTED INFORMATION FIRST INCLUDED IN THE ACCOUNTS There will be a lack of comparability in the figures for the previous corresponding period when equity accounted information is first included if this information has a material effect on the consolidated accounts. If it does have a material effect, attach a note providing a better comparison by restating "Operating profit (loss) after tax attributable to members" (item 1.10) and "Investments in associates" (item 4.8) for the previous corresponding period to incorporate equity accounted information. In addition, as required by Note 1, no directional or percentage changes in profit are to be reported in the "For announcement to the market" section. Where the disclosures were not previously required in Appendix 4B, no comparatives need be shown.

12. ADDITIONAL INFORMATION An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASC, must be given to ASX.

13. ACCOUNTING STANDARDS ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

14. CORPORATIONS LAW ACCOUNTS As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half yearly financial statements if prepared in accordance with Australian Accounting Standards.